Exhibit (a)(2)(C)

News Release

CLARIENT’S BOARD OF DIRECTORS RECOMMENDS

STOCKHOLDERS ACCEPT GENERAL ELECTRIC’S

CASH TENDER OFFER

Aliso Viejo, Calif., November 5, 2010 — Clarient, Inc. (NASDAQ: CLRT) announced today that its board of directors has unanimously agreed to recommend that Clarient stockholders tender their shares to General Electric Company (NYSE: GE) at the previously announced price of $5.00 per share of Clarient’s common stock and $20.00 per share of Clarient’s Series A Convertible Preferred Stock.

The transaction is expected to close during the fourth quarter of 2010 and is subject to various conditions, including the tender of at least a majority of the fully diluted shares of Clarient’s common stock and a majority of the outstanding shares of Series A Convertible Preferred Stock in the tender offer and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. Following completion of the tender offer, General Electric will acquire all remaining shares of Clarient’s common stock and Series A Convertible Preferred Stock through a second step merger at the same price per share paid in the tender offer (without interest and subject to applicable withholding taxes).

In consultation with its financial and legal advisors, Clarient has filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission. Stockholders of Clarient are advised to read Clarient’s Schedule 14D-9 statement because it contains important information. Stockholders may obtain a free copy of the statement at the SEC’s website at www.sec.gov. Stockholders may also obtain, without charge, a copy of the statement from Clarient by calling 949-474-4300 or by emailing matt@allencaron.com.

Goldman, Sachs & Co. is serving as financial advisor, and Latham & Watkins LLP is serving as legal counsel, to Clarient.

About Clarient

Clarient combines innovative diagnostic technologies with world class pathology expertise to assess and characterize cancer. Clarient’s mission is to become the leader in cancer diagnostics by dedicating itself to collaborative relationships with the healthcare community to translate cancer discovery and research into better patient care. Clarient’s principal customers include pathologists, oncologists, hospitals, and biopharmaceutical companies. The rise of individualized medicine as the new direction in oncology has created the need for a centralized resource providing leading diagnostic technologies, such as flow cytometry and molecular testing. Clarient is that resource, having created a state-of-the-art commercial cancer laboratory providing advanced oncology testing and diagnostic services. Clarient’s customers are connected to its Internet-based portal, PATHSITE(R) that delivers high resolution images and critical interpretive reports based on our diagnostic testing. Clarient also develops and markets new, proprietary “companion” diagnostic markers for therapeutics in breast, prostate, lung, ovarian, and colon cancers, and leukemia/lymphoma.

www.Clarientinc.com

Certain statements herein regarding Clarient, Inc. and General Electric Company and the proposed transaction contain forward-looking statements that involve risks and uncertainty. Future events regarding the proposed transaction and both Clarient’s and GE’s actual results could differ materially from the forward-looking statements. Factors that might cause such a difference include, but are not limited to: delays in completing, or the failure to complete, the proposed transaction due to a failure to satisfy closing conditions or other reasons, the possibility of injunctive relief or other remedies related to the lawsuits filed in connection with the proposed transaction, Clarient’s ability to continue to develop and expand its diagnostic services business, uncertainties inherent in Clarient’s product development programs, Clarient’s ability to attract and retain highly qualified managerial, technical, and sales and marketing personnel, Clarient’s ability to maintain compliance with financial and other covenants under its credit facility, Clarient’s ability to successfully manage its in-house billing and collections processes, the continuation of favorable third-party payor reimbursement for laboratory tests, changes in federal payor regulations or policies, including adjustments to Medicare reimbursement rates, that may affect coverage and reimbursement for Clarient’s laboratory diagnostics services, Clarient’s ability to obtain additional financing on acceptable terms or at all, unanticipated expenses or liabilities or other adverse events affecting cash flow, uncertainty of success in identifying, developing and commercializing new diagnostic tests or novel markers including the Mammostrat(R) test, Clarient’s ability to fund development of new diagnostic tests and novel markers, and to obtain adequate patent protection covering Clarient’s use of these tests and markers including for the Mammostrat(R) test, and the amount of resources Clarient determines to apply to novel marker development and commercialization, the risk to Clarient of infringement claims and the possibility of the need to license intellectual property from third parties to avoid or settle such claims, failure to obtain regulatory approvals and clearances required to conduct clinical trials if/when required and/or to commercialize Clarient’s services and underlying diagnostic applications, Clarient’s ability to compete with other technologies and with emerging competitors in novel cancer diagnostics and dependence on third parties for collaboration in developing new tests, and risks detailed from time to time in Clarient’s SEC reports, including quarterly reports on Form 10-Q, current reports on Form 8-K, and annual reports on Form 10-K. Recent experience with respect to laboratory services, net revenues and results of operations may not be indicative of future results for the reasons set forth above.

Clarient does not assume any obligation to update any forward-looking statements or other information contained in this document.

Investor Contact for Clarient:

Matt Clawson

Allen & Caron Inc

(949) 474-4300

matt@allencaron.com